Exhibit 12.1

Statement regarding the computation of consolidated ratio of earnings to fixed charges

Royal Bank of Canada and Subsidiaries - IFRS
Ratio of Earnings to Fixed Charges and Preferred Dividends

	Year Ended October 31 2015	Year Ended October 31 2014	Year Ended October 31 2013	Year Ended October 31 2012	Year Ended October 31 2011
(Canadian dollars in millions)
Excluding Interest on Deposits
Net Income before income taxes	$12,623	$11,710	$10,447	$9,513	$8,191
Less: Income/(loss) from equity investees (Note 1)	(146)	(162)	(139)	6	9	Note 1
Fixed Charges:
Interest expense (excl. Deposits)	$2,235	$2,030	$2,205	$2,298	$3,164
Estimated interest within rental expense	193	177	169	155	156
Total Fixed charges	2,428	2,207	2,374	2,453	3,320
Preferred dividend requirements (Note 2)	240	277	317	328	326	Note 2
Fixed charges and preferred dividends	2,668	2,484	2,691	2,781	3,645
Earnings	14,905	13,755	12,682	11,972	11,520
Ratio of earnings to fixed charges	6.14	6.23	5.34	4.88	3.47
Ratio of earnings to fixed charges and preferred dividends	5.59	5.54	4.71	4.31	3.16

Including Interest on Deposits
Net Income before income taxes	$12,623	$11,710	$10,447	$9,513	$8,191
Less: Income/(loss) from equity investees (Note 1)	(146)	(162)	(139)	6	9	Note 1
Fixed Charges:
Interest expense (incl. Deposits)	$7,958	$7,903	$7,899	$8,379	$9,626
Estimated interest within rental expense	193	177	169	155	156
Total fixed charges	8,151	8,080	8,068	8,534	9,782
Preferred dividend requirements (Note 2)	240	277	317	328	328	Note 2
Fixed charges and preferred dividends	8,391	8,357	8,385	8,862	10,110
Earnings	20,628	19,628	18,376	18,053	17,982
Ratio of earnings to fixed charges	2.53	2.43	2.28	2.12	1.84
Ratio of earnings to fixed charges and preferred dividends	2.46	2.35	2.19	2.04	1.78

Note (1)	2015	2014	2013	2012	2011

Equity in Undistributed Earnings of Unconsolidated Subsidiaries Calculation (C $'000s):
Associated Corporations
(equity accounted investments)	149	162	159	162	(8,890)
Impairment of investments in JV and associates	(3)	-	(20)	(168)	-
	146	162	139	(6)	(8,890)
Note: Losses are presented with a negative sign in this calculation.

Note (2)

Preferred Dividend Requirements Calculation (C $ millions):
Preferred Dividends (per Income Statement)	191	213	253	258	258
Taxable Equivalent Gross-up
(1-Effective Tax Rate for period)	79.4%	76.9%	79.9%	78.9%	78.7%
Preferred Dividend Requirement	240	277	317	327	328
Effective Tax Rate	20.6%	23.1%	20.1%	21.1%	21.3%